FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Home Member State Confirmations dated 25 February 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc

Home Member State Confirmations

For the purposes of Disclosure and Transparency Rule 6.4.1R, the Home Member State of The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc is the United Kingdom.

For the purposes of the Dutch Wet Financieel Toezicht (Dutch Act on Financial Supervision), clause 5:25a, the Home Member State of The Royal Bank of Scotland N.V., RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII is the Netherlands.

For the purposes of the Transparency (Directive 2004/109/EC) Regulations 2007 (S.I. No. 277 of 2007) (as amended) the Home Member State of Ulster Bank Ireland Limited is Ireland.

Date: 29 February 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary